

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

Via E-mail
Mr. Douglas Coltharp
Executive Vice President and Chief Financial Officer
HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, AL 35243

Re: HealthSouth Corporation
Form 10-K for the Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-10315

Dear Mr. Coltharp:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Critical Accounting Policies
Allowance for Doubtful Accounts, page 52

1. You disclosed on page 39 that you have experienced denials of certain diagnosis codes by Medicare contractors based on medical necessity, that you appeal most of these denials, that you have experienced a strong success rate for claims that have completed the appeals process and that the appeal process can take in excess of one year. Please provide us proposed disclosure to be included in your future periodic filings that addresses the following:

   o   When third party receivables are written-off (i.e. when the claims are denied by the Medicare contractor, or after completion of the appeals process);
   o   The dollar amount of claims that are in appeals as of each balance sheet date;
   o   More specificity regarding what a "a strong success rate" means for claims that have completed the appeals process; and

- o The amount of receivables for denied amounts written-off and the amounts recovered for each of the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant